UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

G1 THERAPEUTICS, INC.

(Name of Subject Company)

G1 THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

3621LQ109

(CUSIP Number of Class of Securities)

John E. Bailey, Jr.

President and Chief Executive Officer

700 Park Offices Drive, Suite 200

Research Triangle Park, NC 27709

(919) 213-9835

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew J. Gardella, Esq. Jason S. McCaffrey, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000	Sarah Young, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 (617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by G1 Therapeutics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on August 20, 2024 relating to the offer by Genesis Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Pharmacosmos A/S, a Danish Aktieselskab (“Parent”), to acquire any and all of the issued and outstanding shares of Common Stock (the “Shares”), at a purchase price of $7.15 per Share, net to the seller thereof in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on August 20, 2024.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of this Schedule 14D-9 is hereby amended and supplemented as follows:

The paragraph under the heading “— Certain Litigation” on page 55 of this Schedule 14D-9 is deleted and replaced with the following paragraphs:

“Between August 23, 2024 and September 5, 2024, four complaints were filed in (a) the United States District Court for the Western District of Wisconsin, (b) the Supreme Court of the State of New York, County of New York, and (c) the United States District Court for the Southern District of New York: Gagner v. G1 Therapeutics Inc., et al., Case No. 3:24-cv-00593, filed August 23, 2024 (W.D. Wis.) (the “Gagner Action”); Morgan v. G1 Therapeutics, Inc., et al., Index No. 654409/2024, filed August 27, 2024 (Sup. Ct. N.Y. Cnty.); Lawrence v. G1 Therapeutics, Inc., et al., Index No. 654430/2024, filed August 27, 2024 (Sup. Ct. N.Y. Cnty.); and Nielsen v. G1 Therapeutics, Inc., et al., Case No. 1:24-cv-06493, filed August 28, 2024 (S.D.N.Y.) (collectively, the “Complaints”). The Complaints name as defendants the Company and each member of the Board. The Complaints allege that the defendants violated certain federal and state laws, including Sections 14(d), 14(e), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder, and New York common law for purported negligence and negligent misrepresentation and concealment, by omitting and/or misrepresenting certain material facts related to the transaction from the Schedule 14D-9 filed by the Company on August 20, 2024. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Merger until the Company corrects the alleged deficiencies in the Schedule 14D-9, (ii) rescission of the Merger Agreement or rescissory damages, (iii) an award of plaintiffs’ costs and disbursements of the action, including attorneys’ and expert fees and expenses, and (iv) other relief as the courts deem just and proper. In addition to the Complaints, a motion for preliminary injunction seeking to enjoin the consummation of the Merger was filed by the plaintiff in the Gagner Action on August 23, 2024. As of September 4, 2024, the court in the Gagner Action has not set a briefing schedule on the plaintiff’s motion for preliminary injunction, however, the court has scheduled a status conference for September 6, 2024. The defendants believe that the claims asserted in the Complaints and the arguments in the Gagner Action motion for preliminary injunction are without merit.

The Company also received (a) one demand letter on August 26, 2024, sent on behalf of David Warhaft, a purported stockholder of the Company, (b) one demand letter on August 27, 2024, sent on behalf of Dennis Hageman, a purported stockholder of the Company, (c) seven demand letters on August 28, 2024, sent on behalf of each of Christopher Scott, Ari Malowitzky, The Krausz Family Trust 2024, William Ballard, Vidhya Rajan, Keith McLemore and Marc Waterman, each a purported stockholder of the Company, (d) one demand letter on August 29, 2024, sent on behalf of Sean Riley, a purported stockholder of the Company, (e) one demand letter on August 30, 2024, sent on behalf of Plarent Kina, a purported stockholder of the Company, and (f) one demand letter on September 2, 2024, sent on behalf of Alfred Yarkony, a purported stockholder of the Company (collectively, the “Demands”). Each of the Demands alleges omissions and/or misrepresentations of material information with respect to the transaction from the Schedule 14D-9 filed by the Company on August 20, 2024 and demands that the Company promptly provide stockholders with additional disclosures. The Company cannot predict whether any of such demands or threats will result in litigation, whether additional demands or litigation may materialize, or the outcome of any related litigation.

If additional similar complaints are filed or additional demands are received, absent new or different allegations that are material, the Company, Parent and/or Purchaser will not necessarily disclose them. The outcome of the matters described above cannot be predicted with certainty. Additional lawsuits arising out of or relating to the Offer may be filed in the future.”

The following sentences are added as a new paragraph at the end of the subsection entitled “— Antitrust Compliance” on page 55 of this Schedule 14D-9:

“At 11:59 p.m., Eastern Time, on September 4, 2024 the waiting period applicable to the Offer under the HSR Act expired in the ordinary course. Accordingly, the portion of the Offer Conditions relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The Offer continues to be subject to the remaining Offer Conditions.

Even though the requisite waiting period under the HSR Act has expired, at any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the FTC believes that the Offer may substantially lessen competition in any line of commerce in violation of the U.S. federal antitrust laws, the FTC has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Parent, Purchaser, the Company or any of their respective subsidiaries or affiliates. The U.S. Department of Justice Antitrust Division, U.S. state attorneys general and private persons may also bring legal action under the U.S. federal and state antitrust laws. While the Company believes that the consummation of the Offer will not violate any U.S. federal or state antitrust law, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

A joint press release, dated September 5, 2024, issued by the Company and Parent announcing the expiration of the waiting period under the HSR Act with respect to the Offer and the Merger is filed as Exhibit (a)(5)(N) to the Schedule 14D-9 and incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(N)	Joint Press Release issued by the Company and Parent, dated September 5, 2024 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

G1 Therapeutics, Inc.

By:	/s/ John E. Bailey, Jr.
	Name:	John E. Bailey, Jr.
	Title:	President and Chief Executive Officer

Dated: September 5, 2024